UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to_____________

Commission file number    001-14905

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Employee Savings And Stock Ownership Plan Of General Re

Corporation And Its Domestic Subsidiaries

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

Employee savings and stock ownership plan of general

re CORPORATION AND its domestic subsidiaries

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025	4

Notes to Financial Statements
As of December 31, 2025 and 2024 and for the Year ended December 31, 2025	5-9

SUPPLEMENTAL SCHEDULE*:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2025	10

SIGNATURES	12

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in Table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Stamford, Connecticut

June 24, 2026
We have served as the auditor of the Plan since 2022.

employee savings and stock ownership plan of GENERAL

RE CORPORATION AND its domestic subsidiaries

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2025 and 2024

	2025	2024
ASSETS:
Investments — at fair value:
Participant directed investments — Berkshire B ESOP Fund	$615,234,016	$615,066,467
Participant directed investments — Other	1,080,934,762	1,006,525,539
Total investments	1,696,168,778	1,621,592,006
Receivables:
Notes receivable from participants	3,925,283	3,821,914
Total receivables	3,925,283	3,821,914
NET ASSETS AVAILABLE FOR BENEFITS	$1,700,094,061	$1,625,413,920

See notes to financial statements.

employee savings and stock ownership plan of GENERAL

RE CORPORATION AND its domestic subsidiaries

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2025

	Participant Directed - Other	Participant Directed - Berkshire B ESOP	Total
ADDITIONS:
Contributions:
Participant contributions	$26,552,305	$—	$26,552,305
Employer contributions - cash match/discretionary contribution	9,774,917		9,774,917
Total contributions	36,327,222	—	36,327,222
Net appreciation in fair value of investments	121,643,480	66,069,247	187,712,727
Dividends	27,901,582		27,901,582
Interest income on notes receivable from participants	263,781		263,781
Interfund transfers	8,176,390	(8,176,390)	—
Total additions	194,312,455	57,892,857	252,205,312
DEDUCTIONS:
Benefits paid to participants	119,680,217	57,725,308	177,405,525
Service fees (revenue credits), net	119,646		119,646
Total deductions	119,799,863	57,725,308	177,525,171
Increase in Net Assets	74,512,592	167,549	74,680,141
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,010,347,453	615,066,467	1,625,413,920
End of year	$1,084,860,045	$615,234,016	$1,700,094,061

See notes to financial statements.

employee savings and stock ownership plan of GENERAL RE CORPORATION AND its domestic subsidiaries

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEAR ENDED DECEMBER 31, 2025

1.
DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (referred to herein as the “Plan” or the “Plan Document”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering employees of General Re Corporation (“Gen Re”), and its Domestic Subsidiaries who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Gen Re is a wholly-owned subsidiary of Berkshire Hathaway Inc.

Employee Stock Ownership Plan – In July 1989, Gen Re established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, Gen Re. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of Gen Re (“Preferred Stock”), which was used as collateral for the Loan. The Loan was guaranteed by the Plan sponsor.

On December 21, 1998, Gen Re merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Inc. Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, Gen Re amended the original terms of the Loan. The revised agreement provided that any outstanding amount due on the Loan is payable upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required. As discussed further below, the Loan was repaid during 2022.

Effective January 21, 2010, Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and Gen Re.

Effective December 31, 2017, the Plan was amended to include eligible employees of Government Employees Insurance Companies ("GEICO") as a class of participants in the Plan and as a result the Plan changed its name to the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan. The intent of this amendment was to allow GEICO employees to become Plan participants and receive unallocated shares of Berkshire Common Stock for its annual profit-sharing award. GEICO shared in the expenses and made employer contributions to the ESOP Trust in return for shares to be released. Such payments were applied against the outstanding debt service of the Loan. After January 1, 2019, there were no further allocations to GEICO employees.

From December 31, 2017 through June 1, 2020, certain employees of GEICO were a separate class of participants of the Plan and received Berkshire Common Stock. Effective June 1, 2020, such GEICO employees were no longer eligible to be participants and ceased to be participants in the Plan and as a result 1,545,644 shares of Berkshire Common Stock were transferred out of the Plan. In addition, the name of the Plan was changed to the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries.

During 2022, the remaining unallocated Berkshire Common Stock was utilized by the Plan. In addition, the Plan settled the remaining principal and interest balance on the Loan. Contributions to participants and matching contributions were made in cash beginning with the October 31, 2022 payroll period.

Gen Re made a final cash contribution to the Plan in 2022 necessary to fully repay the Loan. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

During 2025, 132,943 shares of Berkshire Common Stock were sold and retired from the Plan or exchanged for shares in other eligible investments in the Plan. The Plan held 1,223,981 and 1,356,924 shares of Berkshire Common Stock in the Berkshire B ESOP Fund as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, the Plan also held 182,639 shares of Berkshire Common Stock via the Berkshire B Unitized Fund.

Contributions - The Plan allows Gen Re participants to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Such participants may contribute up to 50% of their annual base salary, subject to IRC limitations for 401(k) contributions, which, for tax-deferred contributions, was $23,500 for 2025. Gen Re participants who have attained age 50 before the end of the Plan year were eligible to make Catch-Up contributions up to $7,500 for 2025. Gen Re participant contributions may be allocated to certain mutual funds, collective investment funds and the Berkshire B Unitized Stock Fund. Gen Re contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary, except for United States Aviation Underwriters, Inc. (“USAU”) participants who are matched at 100% of a participant’s contribution up to 4% of their base salary. In 2025, Gen Re contributed cash of $8,398,588 in matching contributions to Gen Re participants.

The Plan allowed Gen Re to make additional discretionary contributions for USAU participants in 2025 based on age and salary through December 31, 2025. Such discretionary contributions ranged from 5% to 8% of salary. In 2025, Gen Re contributed funds totaling $1,376,329 for these discretionary contributions.

Gen Re participants are automatically enrolled at a 6% (4% for USAU participants) pre-tax deferral rate upon becoming eligible to participate in the Plan and may elect to change or discontinue deferrals at any time. Each March, the Plan automatically enrolls any non-participating eligible employees at a contribution rate of 1% of their salary unless the employee affirmatively elects to not participate in the Plan. Also, each March, participants who contribute less than 6% of their salary will automatically have their contribution rate increased by 1% up to a maximum of 6% (4% for USAU participants), unless they affirmatively elect not to have their contribution rate increased.

Interfund Transfers – Gen Re participants are permitted to change their investments in any fund. As a result of the Pension Protection Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund, including both Gen Re match amounts and additional contributions, at any time to any other funds offered in the Plan. There are no service, age or vesting restrictions on a participant’s ability to divest and participants have sole discretion regarding the number of shares to divest and the timing of these divestiture elections. No transfers into the Berkshire B ESOP Fund are permitted.

Payment of Benefits - Upon termination, Gen Re participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, the participant may leave their vested benefits in the Plan, or they may elect to receive their benefits from the Plan at any time as defined in the Plan Document. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

Participant Accounts - Each Gen Re participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Gen Re contributions and Plan earnings/losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Vesting - All Gen Re participant contributions vest immediately. While actively employed, participants become 50%, 75%, and 100% vested in the value of Gen Re employer contributions after two, three and four years, respectively, of service.

Forfeited Accounts - Forfeited nonvested accounts are allocated at Gen Re’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. At December 31, 2025 and 2024, forfeited nonvested accounts totaled $286,869 and $1,690,717, respectively. During 2025, new forfeitures totaling $389,059 were recorded and $1,828,842 of forfeitures were allocated to participant accounts. The Plan also allows for forfeitures to pay for Plan expenses. In 2025, no forfeitures were used to pay for Plan expenses.

Notes Receivable from Participants - The Plan allows Gen Re participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Such loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are repayable over 6 to 60 months. The Plan also allows loans to Gen Re participants for purchases of principal residences, which are repayable over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans ranged between 8.25% and 8.5% in 2025 and between 9.0% and 9.5% in 2024. Interest payments and loan principal repayments are charged directly to the borrower’s respective account and are made in monthly installments through payroll deductions or directly by the participant. Notes receivable from participants are reflected as assets of the Plan.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including risks related to pandemics and international conflicts, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan Document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions or directly from the participant, and the notes are collateralized by the individual participant’s account balances.

Service fees – The management and service fees of the Fidelity Group of Mutual Funds are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2025 and 2024.

3.
FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value.

Berkshire B ESOP Fund – Valued at the closing price reported on the active market on which Berkshire Common Stock is traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a money market component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the money market position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the money market component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported on the active market on which the individual securities are traded. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Funds – At December 31, 2025, this consists of the Managed Income Portfolio Class 2 and the Fidelity Growth Company Commingled Pool A, which are collective trust funds sponsored by Fidelity. The fair value of the collective trusts are measured at net asset value per share as reported by the fund manager. The net asset value is used as a practical expedient to estimate fair value. The redemption frequency is daily and there are no restrictions or notice period required. The Plan had no outstanding funding commitments to the collective trust fund as of December 31, 2025 and 2024.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2025 and 2024 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to Gen Re are not reported at fair value. Investments measured at net asset value as a practical expedient are not required to be classified according to the fair value hierarchy. Net asset value investments are included to permit reconciliation to the statement of net assets available for benefits.

	2025 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund - Stock	$615,234,016	$615,234,016	$—	$—
Berkshire B Unitized Stock Fund - Stock	91,803,493	91,803,493	—	—
Berkshire B Unitized Stock Fund - Money Market	1,196,695	1,196,695	—	—
Mutual Funds	724,189,799	724,189,799	—	—
Total assets in the fair value hierarchy	1,432,424,003	$1,432,424,003	$—	$—
Collective Trust Fund Investments measured at net asset value per share	263,744,775

Total Investments	$1,696,168,778

	2024 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund - Stock	$615,066,467	$615,066,467	$—	$—
Berkshire B Unitized Stock Fund - Stock	93,892,872	93,892,872	—	—
Berkshire B Unitized Stock Fund - Money Market	1,209,013	—	1,209,013	—
Mutual Funds	672,713,976	672,713,976	—	—
Total assets in the fair value hierarchy	1,382,882,328	$1,381,673,315	$1,209,013	$—
Collective Trust Fund Investments measured at net asset value per share	238,709,678

Total Investments	$1,621,592,006

4.
PLAN TERMINATION

Gen Re intends to continue to operate the Plan but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.
RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the collective trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are considered parties in interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered exempt party-in-interest transactions.

The Plan has a revenue-sharing agreement whereby FMTC returns certain revenue sharing amounts to offset the Plan’s administrative expenses or allocate to participant accounts. Future Plan expenses can be paid from any excess remaining revenue sharing amounts. The revenue-sharing transactions are considered exempt party-in-interest transactions.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $615,234,016 and $615,066,467 as of December 31, 2025 and 2024, respectively. The assets in the fund appreciated by $66,069,247 during 2025.

Shares of Berkshire Common Stock and the money market component in the Berkshire B Unitized Stock Fund have fair values of $93,000,188 and $95,101,885 as of December 31, 2025 and 2024, respectively. The stock investment portion of this fund appreciated in value by $9,869,989 during the year ended December 31, 2025.

Notes receivable from participants are also considered exempt party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of Gen Re and these officers and employees may also be participants of the Plan. Gen Re pays the salaries of these officers and employees on behalf of the Plan.

6.
FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Gen Re by a letter dated April 9, 2018 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

7.
SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2025, through the date the financial statements were issued and no events requiring disclosure in or adjustment to the financial statements were noted.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2025 - EIN# 06-1026471; Plan 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,		Current
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value
	Separately Managed Funds:
*	Berkshire Hathaway	Gen Re Berkshire B ESOP Fund - Common Stock	**	$615,234,016
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	91,803,493
		Berkshire B Unitized Stock Fund - Money Market	**	1,196,695
	Mutual Funds:
*	Fidelity	S&P 500 Index	**	136,340,984
*	Fidelity	Government Institutional Fund	**	77,789,302
*	Fidelity	Balanced Fund K	**	119,219,633
	Vanguard	Mid-Cap Index Fund	**	43,487,760
	Vanguard	Small-Cap Index Fund	**	32,132,339
*	Fidelity	Spartan US Bond Index Fund	**	32,983,363
*	Fidelity	Freedom Index 2025 IPR	**	27,048,541
	Neuberger Berman	Genesis Trust Fund R6	**	16,287,488
*	Fidelity	Freedom Index 2020 IPR	**	10,317,147
	Vanguard	Inflation Protected Fund	**	13,101,104
	American Funds	Capital World Growth & Income Fund R6	**	17,223,341
	PIMCO	High Yield Fund	**	15,968,545
	Vanguard	All World Index Fund	**	20,251,400
	American Beacon	Large-Cap Fund R6	**	18,540,273
*	Fidelity	Freedom Index 2030 IPR	**	25,015,807
*	Fidelity	Overseas Fund K	**	17,167,641
*	Fidelity	Emerging Markets K	**	16,277,242
*	Fidelity	Real Estate Fund	**	7,270,371
	BlackRock	BlackRock Strategic Global Bond Fund K	**	7,652,946
*	Fidelity	Freedom Index 2035 IPR	**	23,190,872
*	Fidelity	Freedom Index 2040 IPR	**	29,216,288
*	Fidelity	Freedom Index 2015 IPR	**	3,117,545
*	Fidelity	Freedom Index 2050 IPR	**	12,376,158
*	Fidelity	Freedom Index 2010 IPR	**	153,815
*	Fidelity	Freedom Index 2060 IPR	**	642,775
*	Fidelity	Freedom Index Income IPR	**	1,417,119
	Collective Trust:
*	Fidelity Management Trust Co.	Managed Income Portfolio - Class 2	**	11,867,327
*	Fidelity Management Trust Co.	Growth Company Commingled Pool A	**	251,877,448
	Notes Receivable:
*	Various Participants	Notes Receivable (Maturity through 2054 at interest rates from 4.25% to 10.50%)	**	3,925,283
	Total			$1,700,094,061

* Party-in-interest.

** Cost information is not required for participant directed investments and, therefore, is not included.

employee savings and stock ownership plan of GENERAL

RE CORPORATION AND its domestic subsidiaries

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Deloitte & Touche LLP

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN
ADMINISTRATOR: GENERAL RE CORPORATION

By:	/s/ Edward M. Nosenzo
Edward M. Nosenzo,
Chief Financial Officer

Date: June 24, 2026